Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



                              FOR IMMEDIATE RELEASE

                                  17 MARCH 2003

                CARNIVAL CORPORATION AND P&O PRINCESS CRUISES PLC

                          SHAREHOLDER DOCUMENTS POSTED

Following the announcement made earlier today, P&O Princess Cruises plc ("P&O Princess") and Carnival Corporation ("Carnival") announce that all document approvals have now been obtained.

Shareholder documents relating to the dual listed company ("DLC") transaction are today being posted to P&O Princess and Carnival shareholders and documents relating to Carnival's Partial Share Offer are also being posted to P&O Princess shareholders.

The Carnival Special Meeting to approve the DLC transaction is confirmed for 10:00 a.m., EST, on 14 April 2003.

The P&O Princess EGM to approve the DLC transaction is confirmed for 10:00 a.m., London time, on 16 April 2003.

The DLC transaction is expected to complete on Thursday 17 April 2003 and Partial Share Offer to close at 10:00 a.m., London Time, on Thursday 17 April 2003.

The Partial Share Offer document and the Carnival Proxy statement are available for viewing on the Carnival website at WWW.CARNIVALCORP.COM. The circular to P&O Princess shareholders and the Partial Share Offer document are available on the P&O Princess website at WWW.POPRINCESSCRUISES.COM. Each of these documents is also available for viewing on the SEC website at WWW.SEC.GOV, In addition, copies are available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

                                    - Ends -

Terms used in this announcement have the same meaning as in the announcement dated 8 January 2003.

The directors of Carnival accept responsibility for the information contained in this announcement (other than information relating to the P&O Princess group, the directors of P&O Princess, and members of their immediate families, related trusts and persons connected with them). To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of P&O Princess accept responsibility for the information contained in this announcement (other than information relating to Carnival, the directors of Carnival, and members of their immediate families, related trusts and persons connected with them). To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

IN CONNECTION WITH CARNIVAL'S DUAL LISTED COMPANY PROPOSAL (WHICH INCLUDES A PARTIAL SHARE OFFER TO P&O PRINCESS SHAREHOLDERS), THE US SECURITIES AND EXCHANGE COMMISSION HAS DECLARED EFFECTIVE A REGISTRATION STATEMENT ON FORM S-4/PROXY STATEMENT ON SCHEDULE 14A AND A REGISTRATION STATEMENT ON FORM S-4/STATEMENT ON SCHEDULE TO. BOTH REGISTRATION STATEMENTS CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DUAL LISTED COMPANY PROPOSAL. CARNIVAL IS IN THE PROCESS OF MAILING TO SHAREHOLDERS OF P&O PRINCESS THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/SCHEDULE TO. CARNIVAL IS IN THE PROCESS OF MAILING THE PROXY STATEMENT AND THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/PROXY STATEMENT TO ITS SHAREHOLDERS. THESE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT AND THE SCHEDULE TO CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE DUAL LISTED COMPANY PROPOSAL AND RELATED MATTERS. SHAREHOLDERS SHOULD READ THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSAL. THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL AND PRIOR PRECONDITIONAL OFFER ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THESE DOCUMENTS WILL BE MADE AVAILABLE TO SHAREHOLDERS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX V TO CARNIVAL'S FILING UNDER RULE 425, DATED 8 JANUARY 2003.

THE SEC HAS DECLARED EFFECTIVE REGISTRATION STATEMENTS ON FORM F-4 IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND ISSUANCE OF THE SPECIAL VOTING SHARE IN CONNECTION WITH THE DLC TRANSACTION. THE FORMS F-4 CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION. P&O PRINCESS IS IN THE PROCESS OF MAILING A CIRCULAR WITH RESPECT TO THE DLC TRANSACTION TO SHAREHOLDERS OF P&O PRINCESS. THE CIRCULAR, FORMS F-4 AND THE PROSPECTUSES CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE CIRCULAR, FORMS F-4, THE PROSPECTUSES AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORMS F-4, THE PROSPECTUSES, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY. IN ADDITION TO THE FORMS F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Merrill Lynch International and UBS Limited, a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Carnival DLC transaction and the Partial Share Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Carnival DLC transaction and the Partial Share Offer.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney") and Credit Suisse First Boston (Europe) Limited are acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the matters referred to herein.